UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2012

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE
Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

December 17, 2012

METHANEX EXTENDS AND INCREASES CREDIT FACILITY

Methanex Corporation announced today that it has finalized a new US$400 million revolving credit facility with a syndicate of banks. The new facility expires in December 2016 and replaces the Company’s existing revolving facility, which would have expired in mid-2015. RBC Capital Markets Inc. was the Arranger for the facility.

Ian Cameron, SVP Corporate Development and CFO of Methanex, commented, “Consistent with our prudent approach to financial management, we are committed to maintaining a strong financial position”. Mr. Cameron added, “With cash balances of approximately $400 million at the end of the third quarter, cash proceeds from the recent $350 million bond issuance, this new undrawn US$400 million credit facility, and no near-term refinancing requirements, we believe we are well positioned to invest to grow the Company while continuing to meet our financial commitments.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under applicable British Columbia securities law. The forward-looking statements in this news release include statements concerning the company’s investment and growth expectations and its ability to meet future financial commitments.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Methanex to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in the annual information form of Methanex and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Such forward-looking statements only speak as of the date of this press release and Methanex does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

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Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 17, 2012	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary